FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES MARCH 2006

DISTRIBUTION OF $US 0.18

Calgary, Alberta – February 16, 2006 – Enterra Energy Trust (NYSE: ENT, TSX: ENT.UN) today announces that a cash distribution of US$0.18 per trust unit will be paid on March 15, 2006 in respect of the February 2006 production.  The distribution will be paid in $US funds to unitholders of record at the close of business February 28, 2006.  The ex-distribution date is February 24, 2006.

In compliance with tax regulations, the 15% withholding tax for non-residents will be applied to distributions paid in 2006.

For U.S. residents: Enterra has received advice from its tax advisors that the distributions from Enterra should be eligible for qualified dividend treatment, provided the U.S. unitholders meet certain holding period requirements.  For Enterra trust units held in a qualified retirement plan, U.S. residents may apply to the Canada Revenue Agency (CRA) for a refund of any overwithheld Canadian withholding tax no later than two years after the calendar year in which the distributions were paid. U.S. investors can file CRA Form NR7-R “Application for Refund of Non-Resident Tax” which is obtained by contacting the International Tax Services Office of the CRA at 1-800-267-3395 or online at www.cra.gc.ca.

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust.  The Trust acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.  The Trust pays out a monthly distribution which is currently US$0.18.

Additional information can be obtained at the Company’s website at www.enterraenergy.com

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements".  These statements involve risks that could significantly impact the Company.  These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

FOR FURTHER INFORMATION PLEASE CONTACT:

Company contacts:

Investor Relations:

Enterra Energy Trust

The Equity Group Inc.

Reg Greenslade, Chairman

Linda Latman, 212/836-9609

John Kalman, CFO

www.theequitygroup.com

E. Keith Conrad, President and CEO

403/263-0262

www.enterraenergy.com